Exhibit 99.1

Silvercorp Renews Share Repurchase Program

VANCOUVER, BC, Sept. 17, 2026 /CNW/ -- Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to announce a normal course issuer bid ("NCIB") commencing September 21, 2026, to acquire up to 8,848,585 of its own common shares, representing approximately 4% of the 221,214,642 common shares issued and outstanding as of September 8, 2026. The repurchase program will expire on September 20, 2027. The NCIB is being implemented to provide enhanced flexibility should market conditions result in Silvercorp's shares being undervalued relative to the value of its mining and corporate assets.

Purchases will be made at the discretion of the directors at prevailing market prices, through the facilities of the TSX, the NYSE American, and alternative trading systems in Canada and the United States, in compliance with regulatory requirements. There can be no assurance as to the precise number of shares that will be repurchased under the NCIB. Silvercorp may discontinue its purchases at any time, subject to compliance with applicable regulatory requirements. The Company will cancel all shares acquired under the NCIB. The price the Company will pay for the common shares will be the market price at the time of purchase.

The Company is not aware of any directors or officers, associates of directors or officers, persons acting jointly or in concert with the Company, or persons holding 10% or more of the securities of the Company that intend to sell their securities at the inception of the NCIB, but such persons may sell their securities during the course of the NCIB as their personal circumstances may require. If, during the course of the NCIB, the Company becomes aware that any such person intends to sell securities, the Company will not intentionally acquire such securities under the NCIB.

The maximum number of shares that may be purchased on the TSX during any trading day may not exceed 261,176 common shares of the Company, which is 25% of the average daily trading volume on the TSX based on the previous six completed calendar months of 1,044,706. This limit, for which there are permitted exceptions, is determined in accordance with TSX regulatory requirements and does not apply to purchases made by the Company on the alternative trading systems in the United States.

The NCIB is a continuation of the program approved in September 2025 (the "2025 NCIB"), for the period from September 19, 2025 to September 18, 2026, to acquire up to 8,747,245 common shares of the Company, representing approximately 4% of the 218,681,127 common shares issued and outstanding as of September 5, 2025. The Company did not purchase any common shares under the 2025 NCIB.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long-life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver, President
Phone: (604) 669-9397
Toll Free 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release does not constitute, and is not, an offer or solicitation of an offer of securities.

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things, without limitation, statements regarding the Company's intention to repurchase up to 4% of its common shares, including the expected timing, duration, volume and nature of such stock repurchase program. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements. A number of risks, uncertainties and other factors, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China, Canada, the United States, Ecuador and Kyrgyzstan; our ability to comply with environmental, health and safety laws; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward- looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

A comprehensive discussion of risks that impact Silvercorp, and additional information relating to the Company, including Silvercorp's Annual Information Form can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 08:00e 17-SEP-26